                             CERTIFICATE OF AMENDMENT
                                      OF
                           CERTIFICATE OF INCORPORATION
                                      OF
                                PC QUOTE, INC.
                                 -----------


    PC QUOTE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),

DOES HEREBY CERTIFY THAT:


  FIRST: The Board of Directors of the Corporation approved and adopted the following resolution for amending its Certificate of Incorporation, declaring it advisable and recommended that the amendment be submitted to the stockholders for their consideration:

    RESOLVED, that Article Fourth of the Company's Certificate of
Incorporation be amended in its entirety, to read as follows:

"FOURTH:

  A.AUTHORIZED SHARES. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifty-five Million (55,000,000), consisting of Fifty Million (50,000,000) shares of Common Stock, $0.001 par value per share (the "Common Stock"), and Five Million (5,000,000) shares of Preferred Stock, $0.001 par value per share (the "Preferred Stock").

  B.PREFERRED STOCK. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "Preferred Stock
    Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred
    Stock Designation.

  C.COMMON STOCK.  Except as otherwise provided by the General
    Corporation Law of the State of Delaware, by this Certificate of Incorporation or any amendments hereto or by a Preferred Stock Designation, all of the voting power of the Corporation shall be vested in the holders of Common Stock, and each holder of Common Stock shall have one (1) vote for each share of Common Stock held by such holder on all matters voted upon by the stockholders."

  SECOND: The amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware at the 1997 Annual Meeting of Stockholders held on October 16, 1997.

  IN WITNESS WHEREOF, PC QUOTE, INC. has caused this Certificate to be executed by its Chief Executive Officer this 21st day of October, 1997.


                                       PC QUOTE, INC.



                                       By:
                                           ------------------------------------
                                           Jim R. Porter
                                           Chief Executive Officer